UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 24, 2008**

PROVIDENT FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-28304**	**33-0704889**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3756 Central Avenue, Riverside, California	**92506**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(951) 686-6060**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On October 24, 2008, Provident Financial Holdings, Inc. ("Corporation"), the holding company for Provident Savings Bank, F.S.B., posted its Investor Presentation on the Corporation's website, www.myprovident.com, under Presentations in the Investor Relations section. A copy of the Investor Presentation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1 Investor Presentation of Provident Financial Holdings, Inc.

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 24, 2008

PROVIDENT FINANCIAL HOLDINGS, INC.

/s/ Donavon P. Ternes
Donavon P. Ternes
Chief Operating Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

<PAGE>

EXHIBIT 99.1

<PAGE>

PROVIDENT

Provident Financial Holdings, Inc.

September 30, 2008

www.myprovident.com

<PAGE>

PROVIDENT
Provident Financial Holdings, Inc.

Safe-Harbor Statement

This presentation contains statements that the Corporation believes are "forward-looking statements." These statements relate to the Corporation's financial condition, results of operations, plans, objectives, future performance or business. You should not place undue reliance on these statements, as they are subject to risks and uncertainties. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements the Corporation may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to the Corporation. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors which could cause actual results to differ materially include, but are not limited to, the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas; results of examinations of us by the Office of Thrift Supervision and our bank subsidiary by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses or to write-down assets; our ability to control operating costs and expenses; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; our ability to manage loan delinquency rates; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; legislative or regulatory changes that adversely affect our business; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board; war or terrorist activities; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and other risks detailed in the Corporation's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

<PAGE>

Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq GS:	PROV
Share price:	$8.80
52-week range:	$6.10 - $25.17
Shares outstanding	6,208,519 shares
Market cap:	$54.6 million
P/E (ttm):	97.78
EPS (ttm):	$0.09
Annual div & yield:	$0.20 (2.27%)
Div distribution date:	19-Sep-08
Div record date:	25-Aug-08
As of September 30, 2008	

<PAGE>

Provident Financial Holdings, Inc.

Organizational Chart


Provident Financial Holdings (Holding Company)
Mortgage Banking
(Provident Bank Mortgage)
Provident Bank
Community Banking
(Provident Bank)
Provident Financial Corp

<PAGE>

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Expanding customer base and market
- Strong mortgage operations
- Largest independent community bank headquartered in Riverside County, California
- Fifth largest deposit market share in the Riverside-San Bernardino RMA

<PAGE>

Provident Locations


Pleasanton, Northern California
San Luis Obispo
Kern
Santa Barbara
San Bernardino
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Beaumont (Spring 2009)
- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Plaza
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga

Retail Offices:

- Glendora
- Riverside

<PAGE>

PROV Highlights

Financial Position:	As of 09/30/2008	As of 06/30/2007
Total Assets	$ 1.59 Billion	$ 1.65 Billion
Loans Held for Investment	$ 1.32 Billion	$ 1.35 Billion
Deposits	$ 955.8 Million	$ 1.00 Billion
Equity	$ 124.5 Million	$ 128.8 Million
Tangible Equity	$ 124.5 Million	$ 128.8 Million

Financial Results:	Quarter Ended 09/30/2008	Quarter Ended 06/30/2007
Net Income	$ 0.3 Million	$ 1.8 Million
Return on Average Equity	1.06%	5.59%
Return on Average Assets	0.08%	0.43%
Net Interest Margin	2.89%	2.37%
Efficiency Ratio	53.48%	74.14%
Total Loan Originations	$ 179.4 Million	$ 244.7 Million
Provident Bank	$ 5.4 Million	$ 12.1 Million
Provident Bank Mortgage ...	$ 174.0 Million	$ 232.6 Million

<PAGE>

Total Assets


(In Millions)
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$1,649
$1,606
$1,640
$1,674
$1,632
$1,594
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Provident Financial Holdings, Inc.

Quarterly Net Income



(In Millions)
$2.0
$1.5
$1.0
$0.5
$ -
$(0.5)
$(1.0)
$(1.5)
$(2.0)
$(2.5)
$1.8
$0.6
$1.0
$1.0
$(1.8)
$0.3
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Pre-Tax Income - Operating Segments



PROVIDENT
Provident Financial Holdings, Inc.



(In Millions)
$8.0
$6.0
$4.0
$2.0
$0.0
-$2.0
-$4.0
-$6.0
$6.4
$4.6
$5.0
$4.7
$2.1
$2.4
$(2.8)
$(3.1)
$(2.9)
$(2.8)
$(4.3)
$(1.7)
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)
Community Banking
Mortgage Banking

<PAGE>

PROVIDENT
Provident Financial Holdings, Inc.

Quarterly Net Interest Income



(In Millions)
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
20% Increase from Nadir
$9.8
$9.4
$9.6
$10.7
$11.8
$11.3
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Provident Financial Holdings, Inc.

Non-Interest Income



(In Millions)
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$(0.5)
$1.6
$0.6
$1.3
$0.1
$1.0
$0.9
$1.3
$0.3
$0.7
$(0.4)
$1.3
$1.2
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)
Gain (Loss) on Sale of Loans
Other Fees

<PAGE>

Net Interest Margin



Strong Increase from Nadir
3.00%
2.75%
2.50%
2.25%
2.00%
2.37%
2.40%
2.42%
2.69%
2.93%
2.89%
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Provident Financial Holdings, Inc.

Net Interest Margin vs. Fed Funds


5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%

	09/06	12/06	03/07	06/07	09/07	12/07	03/08	06/08	9/08
NIM (%)	2.67%	2.50%	2.49%	2.37%	2.40%	2.42%	2.69%	2.93%	2.89%
Fed Funds (%)	5.25%	5.25%	5.25%	5.25%	4.75%	4.25%	2.25%	2.00%	2.00%

<PAGE>

Operating Expenses

Provident Financial Holdings, Inc.



(In Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$8.9
$7.8
$7.3
$7.3
$7.9
$7.4
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

PROVIDENT
Provident Financial Holdings, Inc.

G&A to Average Assets



2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
2.10%
1.95%
1.81%
1.79%
1.93%
1.84%
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Efficiency Ratio


Significant Improvement
74.09%
72.27%
63.57%
59.23%
65.70%
53.48%
75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
40.00%
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Provident Financial Holdings, Inc.

Return on Average Assets



0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
-0.60%
0.43%
0.15%
0.26%
0.23%
-0.43%
0.08%
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Return on Average Equity



8.00%
6.00%
4.00%
2.00%
0.00%
-2.00%
-4.00%
-6.00%
-8.00%
5.59 %
1.91 %
3.30%
2.99 %
-5.55 %
1.06 %
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Diluted Earnings per Share

Provident Financial Holdings, Inc.



$0.30
$0.20
$0.10
$-
$(0.10)
$(0.20)
$(0.30)
$(0.40)
$0.28
$0.10
$0.17
$0.15
$(0.28)
$0.05
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Book Value per Share



$25.00
$24.00
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
$20.20
$20.21
$20.35
$20.49
$19.97
$20.05
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT
Bank
More for you everyday.

<PAGE>

Provident Financial Holdings, Inc.

Loan to Investment Mix


(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$151
$144
$154
$169
$153
$153
$1,351
$1,367
$1,395
$1,407
$1,368
$1,322
06/07
09/07
12/07
03/08
06/08
09/08
Loans Held for Investment
Investment Securities

<PAGE>

Provident Bank Loan Originations (Primarily "Preferred Loans")

Provident Financial Holdings, Inc.


(In Millions)
$70
$60
$50
$40
$30
$20
$10
$0
$17
$60
$62
$36
$9
$6
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Loan Portfolio Mix
(Loans Held for Investment)



(In Millions)
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
$523
$833
38%
$545
$829
39%
$577
$831
41%
$593
$827
42%
$570
$814
41%
$551
$788
41%
06/07
09/07
12/07
03/08
06/08
09/08
Preferred Loans
Single-Family Loans
% of Preferred Loans to LHFI

"Preferred Loans" – Multi-Family, Commercial Real Estate, Construction and Commercial Business Loans.

<PAGE>

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
(In Thousands)
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
(Percentage)

	06/07	09/07	12/07	03/08	06/08	09/08
Non-Performing Assets	$19,711	$20,591	$24,372	$27,292	$32,548	$44,676
NPA to Total Assets	1.20%	1.28%	1.49%	1.63%	1.99%	2.80%

<PAGE>

Asset Quality

Provident Financial Holdings, Inc.

Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



$6,500
$6,000
$5,500
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
-$500
-$1,000
(In Thousands)
6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
(Percentage)

	06/07	09/07	12/07	03/08	06/08	09/08
PLL	-$490	$1,519	$2,140	$3,150	$6,299	$5,732
ALL to LHI	1.09%	1.13%	1.22%	1.18%	1.43%	1.67%

<PAGE>

Transaction Accounts, CDs & Borrowings



(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$503
$453
$494
$500
$479
$494
$648
$676
$666
$684
$664
$627
$353
$336
$340
$348
$348
$329
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

<PAGE>

Deposit Composition



As of 09/30/2008
(In Millions)
$700
$600
$500
$400
$300
$200
$100
$0
$627
$139
$119
$43
$28
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market



As of 06/30/2007
(In Millions)
$500
$400
$300
$200
$100
$0
$648
$153
$123
$45
$32
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

<PAGE>

PROVIDENT
Provident Financial Holdings, Inc.

Mortgage Banking

PROVIDENT
Bank Mortgage™
Faster funded home loans.

<PAGE>

PROVIDENT
Provident Financial Holdings, Inc.

Provident Bank Mortgage Loan Originations


(In Millions)
$250
$200
$150
$100
$50
$0
$39
$189
$34
$97
$33
$98
$32
$86
$21
$114
$8
$166
47% Increase
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)
Saleable
Portfolio

<PAGE>

PBM Purchase vs. Refinance



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	06/07	09/07	12/07	03/08	06/08	09/08
Refinance	73%	61%	59%	64%	34%	17%
Purchase	27%	39%	41%	36%	66%	83%

(Quarter Ended)

<PAGE>

PROVIDENT
Provident Financial Holdings, Inc.

Loan Sale Margin



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
-0.60%
0.31%
0.43%
0.11%
0.06%
1.09%
1.05%
0.41%
0.77%
-0.32%
0.92%
0.72%
1.18%
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)
Loan Sale Margin
Loan Sale Margin, Excluding Recourse Provision

<PAGE>

Capital Management

<PAGE>

Provident Financial Holdings, Inc.

Stockholders' Equity


(In Millions)
$130
$125
$120
$115
$110
$105
$100
$129
$126
$126
$127
$124
$125
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Share Repurchase Program



180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	06/07	09/07	12/07	03/08	06/08	09/08
Shares Repurchased	168,491	150,712	36,369	0	0	0
Average Cost per Share	$24.79	$22.40	$19.24	$0.00	$0.00	$0.00

(Quarter Ended)

<PAGE>

Provident Financial Holdings, Inc.

Cash Dividend per Share



$0.18
$0.18
$0.18
$0.18
$0.10
$0.05
$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

PROVIDENT
Provident Financial Holdings, Inc.

Consolidated Capital Ratio



Equity to Assets
7.85%
7.80%
7.75%
7.70%
7.65%
7.60%
7.55%
7.50%
7.45%
7.81%
7.84%
7.69%
7.60%
7.60%
7.81%
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Bank Capital Ratio


Tier 1 Core Capital Ratio
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
7.62%
7.17%
7.13%
7.09%
7.19%
7.42%
06/07
09/07
12/07
03/08
06/08
09/08
(Quarter Ended)

<PAGE>

Provident Financial Holdings, Inc.

Value Proposition

Stock Price to Tangible Book Value Multiple


2.00 x
1.80 x
1.60 x
1.40 x
1.20 x
1.00 x
0.80 x
0.60 x
0.40 x
0.20 x

	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Mar 2008	Jun 2008	Sep 2008
Price/TBV	1.52 x	1.37 x	1.24 x	1.10 x	0.81 x	0.78 x	0.47 x	0.44 x

<PAGE>

Provident Financial Holdings, Inc.

Stock Performance



$120
$110
$100
$90
$80
$70
$60
$50
$40
$30

	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Mar 2008	Jun 2008	Sep 2008
PROV	$100	$92	$82	$61	$60	$36	$34
Nasdaq Bank Index	$100	$98	$93	$82	$78	$61	$73
Nasdaq Stock Index	$100	$107	$111	$108	$93	$94	$87

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on March 31, 2007 and that all dividends were reinvested.

<PAGE>

PROVIDENT

Provident Financial Holdings, Inc.

PROV

NASDAQ LISTED

www.myprovident.com

<PAGE>